

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2024

Brian S. Davis
Chief Financial Officer
Home BancShares, Inc.
719 Harkrider, Suite 100
Conway, AR 72032

  Re: Home BancShares, Inc.
   Form 10-K for Fiscal Year Ended December 31, 2023
   File No. 001-41093

Dear Brian S. Davis:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Finance